				Exhibit 12.2
PUGET SOUND ENERGY
STATEMENT SETTING FORTH COMPUTATIONS OF RATIOS OF
EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	12 Months
	Ended	Years Ended
	March 31,	December 31,
	2019	2017	2016	2015	2014
Earnings Available For Fixed Charges:
Pre-tax income:
Income from continuing operations before income taxes	$420,818	$532,040	$555,928	$430,089	$325,955
AFUDC - equity	(16,720)	(15,027)	(12,576)	(9,325)	(7,002)
AFUDC - debt	(13,085)	(10,826)	(9,304)	(7,575)	(5,611)
Total	$391,013	$506,187	$534,048	$413,189	$313,342
Fixed charges:
Interest expense (a)	$234,676	$240,144	$242,983	$247,571	$264,926
Other interest	16,720	15,027	12,576	9,325	7,002
Portion of rentals representative of the interest factor (b)	8,071	8,062	8,061	8,980	10,732
Total	$259,467	$263,233	$263,620	$265,876	$282,660
Earnings available for combined fixed charges	$650,480	$769,420	$797,668	$679,065	$596,002

Ratio of Earnings to Fixed Charges	2.51x	2.92x	3.03x	2.55x	2.11x

(a) Interest expense for the year ended December 31, 2017 has been restated from the previously reported $229.3M.
(b) Represents interest portion of rents estimated at 33 1/3 percent.